White Mountain Titanium Corporation

List of Subsidiaries

1.	Sociedad Contractual Minera White Mountain Titanium (a Chilean subsidiary)

2.	White Mountain Titanium Corporation (a Canadian subsidiary)

3.	White Mountain Titanium (Hong Kong) Limited (a Hong Kong corporation)